ANDREAS WOLLEIN
ASSISTANT TO CFO & INVESTOR RELATIONS MANAGER
ÖSTERREICHISCHE ELEKTRIZITÄTSWIRTSCHAFTS-AG
(VERBUND)

03 MAY 19 AM 7:21

Vienna, April 29th, 2003

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street NW
Washington DC 20459
USA

03050507

Attn: Special Counsel / Office of International Corporate Finance

Re: Rule 12g3-2(b) File No. 82-4381

SUPPL

Ladies and Gentlemen,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(be) thereunder.

This information is being furnished under Paragraph (b) of Rule 12g3-2, with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such information and documents shall constitute an admission for any purpose that Österreichische Elektrizitätswirtschafts-AG is subject to the Exchange Act.

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Very truly yours

Andreas Wollein
Investor Relations Manager

Encl.: Interim Report Quarter 1/2003

dlw 5/20

A-1010 VIENNA, AM HOF 6A, PHONE: (+431) 53113-52720, FAX: (+431) 53113-52709
E-MAIL: WOLLEINA@VERBUND.AT

Interim Report Quarter 1/2003

Verbund

Report of the Managing Board

Dear Shareholder,

the overall economic conditions are still difficult. There is no sign of any sustained economic recovery, and the uncertainty revolving around geopolitical events keeps sending shockwaves through international capital markets.

By contrast, the positive business trends at Verbund, still continue in quarter 1/2003. Verbund, based on its earnings and liquidity power, managed to show stable business trends and growing results, despite economically and geopolitically turbulent times. The consistent implementation of cost-reduction measures across all supply-chain stages, accompanied by a proactive strategy of globalization and diversification of electricity sales, has borne fruit.

As for the electricity business, we have succeeded in raising profits significantly over quarter 1/2002, in spite of unchanged sales revenue. Based on a good water supply in quarter 1/2003, which was 14 % above the long-term average (12 %), almost all sales segments continued to see gains in volume. In addition, we took advantage of the high price levels on the international spot markets. Electricity prices in short-term electricity sales were above those of the same period last year (Base Load: +28.8 %, Peak Load: +38.9 %) and thus also above the price indicators for medium and long-term electricity sales prices (forwards). This allowed, not least, for profitable sales of volumes available at short notice and derived from surplus generation. The sales volume in electricity trade in quarter 1/2003 was lower than last year, but it will pick up again by year's end and exceed the electricity-trading volume of 2002. Overall, the contribution margin from the electricity business was increased by € 31.7 million or 21.0 %.

The value increase in the electricity business and continued restructuring measures improved the operating result in quarter 1/2003 by 8.8 % to € 91.0 million. The group result even grew by 151.4 % to € 71.5 million. This positive trend in the group result is carried by investment income and non-realized exchange-rate gains from bonds in Swiss francs and Japanese yen.

The essential control-specific group ratios were also improved due to the positive result and the continued debt-clearing program. Net gearing dropped from 268.1 % to 215.5 %, and the EBIT margin increased from 13.8 % to 15.2 % due to reduced electricity-trading volume, despite the first-time recognition of the effects from the implementation of the eco-electricity regulation, required under the law, carried out by VERBUND-Austrian Power Grid (APG). Since the implementation of the eco-electricity regulation is largely result-neutral, the effect on the EBIT margin is a negative one.

The planned electricity solution of Verbund, in cooperation with partner companies of EnergieAllianz, is currently before the antitrust authorities in Brussels. A final antitrust decision is expected for June 2003. In its initial statements, the Commission indicates that the planned partnership is a merger and not a cartel. Moreover, the Commission, in its statements, defines the relevant market in terms of national markets. The submitting parties, however, state that the relevant market goes beyond the Austrian market, given the 100 % deregulation of the Austrian market, and that the merger would be crucial to creating a pluralistic supplier structure in Central Europe for the long term.

Outlook

The geopolitical conditions remain to be uncertain, and there is no sign of a sustainable and positive capital-market development. The good results of Verbund in the quarter 1/2003, however, give rise to the hope that the year 2003 will be marked by a favorable business development. Wholesale price levels show a tendency for growth; also, short-term price levels are higher than expected. In addition, sales volumes are forecast to increase across various distribution channels.

Debt can be paid off as planned and largely without refinancing, thanks to an excellent generation of cash, so that the group's debts will be reduced significantly. Risks are indicated, though, when it comes to social capital. This is due to the bad performance of capital markets and also due to the new pension reform that is taking shape now and that could create a burden on Verbund.

On the basis of current forecasts and on the assumption that the water supply will be normalized, the operating result should amount to € 310 million. The group result, through massive debt-clearing – in April, expected € 400 million and in November, expected € 150 million, in loans are to be redeemed – and through the positive effect from the sale of EVN shares, should amount to expected € 170 million. This would be equivalent to earnings per share of € 5.5 – an increase of 10 %.



Dr. Johann Sereinig | Dipl.-Ing. Hans Haider | Dr. Michael Pistauer

Quarter 1/2003

Earnings

Sales revenue stable. Sales revenue in quarter 1/2003 remained at previous year's levels at € 596.6 (quarter 1/2002: € 607.7 million). The selling prices, which continue to show a growing trend, allowed for electricity sales to stabilize, despite a 5.3% drop in the volume sold. Electricity sales from business abroad decreased after American traders exited and the electricity-trading volume dropped by € 56.5 million or 16.5 %. By contrast, the company achieved an increase of € 15.6 million or 8.4 % in domestic business - especially with the provincial companies. Sales were also up as a result of the first-time application of the new eco electricity regulation. Even though it is result-neutral as a whole, electricity sales were up by € 40.0 million as a result.

The decline in grid sales by € 11.8 million or 17.4 % in quarter 1/2003, compared to the same period last year, was mainly due to smaller net volumes of electricity transits.

Declining electricity, eco electricity and grid purchase expenses. The decline in expenses for electricity and grid purchases by € 17.4 million or 4.7 % was mainly due to a marked decrease in trade with external electricity and an increase in own generation from both hydropower and thermal power. The hydro coefficient for the quarter 1/2003 was 1.14, compared to 1.12 in the same period last year.

Pension reform hard on payroll expenses. The continued reduction in staff by 144 employees lowers expenses for wages and salaries by 6.4 % to € 53.6 million. This is offset by significantly higher expenses for pensions. This is due to the ongoing tense situation on capital markets and the provision for the pension-fund assets that has become necessary as a result, as well as an expected surge in early-retirement payouts triggered by the planned pension reform.

Improved operating result. Compared to the previous period, the operating result increased by € 7.4 million, or 8.8 %. Essentially, declining grid sales and increases in payroll expenses were offset by lower expenses for electricity purchases and higher operating income from the sale of an administrative building.

Positive financial result. The positive financial result of quarter 1/2003 was due to valuation-based exchange gains of € 25.1 million (quarter 1/2002: exchange losses of € 10.8 million), higher investment income (€ 4.7 million) and a profit in the amount of € 19.0 million from the sale of the EVN share through the book value method. Lower interest rates helped us reduce interest expenses by € 4.4 million.

Group result up significantly. The financial result, which was up significantly and the operating result, which is up slightly, have raised profit before taxes by € 73.4 million, or 153.5 %, and profit after taxes by € 54.2 million, or 162.9 %. After factoring minority shares into profit after tax, the group result increased by € 43.1 million or 151.4 %.

Net worth

Non-current assets. Non-current assets rose by € 302.0 million to € 6,252.8 million. With respect to plant, property and equipment, the decline can be attributed to scheduled depreciation. The disposal of shares in EVN AG resulted in a reduction in the item "participating interests" by € 212.8 million to € 467.0 million. This was offset by an addition from a capital increase in Energia Holding SpA. Other long-term investments have changed, essentially, in terms of valuation.

Current assets. Current assets increased by € 263.0 million to € 626.3 million in quarter 1/2003. This rise can be explained, primarily, by the addition to cash items in the amount of € 257.3 million. The increase is due, in part, to the disposal of shares, as already mentioned, and also to the cash inflow from operating activities in the first quarter. Cash items are put towards the repayment of long-term debts in April 2003.

Long-term liabilities. Long-term liabilities decreased by € 302.6 million to € 4,221.6 million in quarter 1/2003. Financial obligations accounted for € 306.6 million of that. This decline was due to the shifting of long-term financial obligations to short-term items because of impending repayments in the amount of € 230.0 million and also due to valuation-based changes.

Short-term liabilities. Short-term liabilities increased, in view of the restructuring already mentioned, by € 176.3 million to € 1,307.2 million in quarter 1/2003. Provisions for eco-electricity supplies were the reason why provisions increased. The decline in other liabilities can be explained by the repayment of a prepayment made.

Financial situation

Operating cash flow. The cash flow from operating activities is 84.2 % higher (€ 156.0 million) and thus follows the positive trend of the group result. Other reasons for the increase include shifts in the timing of payments due to the payment terms in the eco-electricity business.

Investment cash flow. The cash inflow from investment activity is primarily due to the sale of shares in EVN AG and the capital increase in Energia Holding SpA.

Cash flow from financing activity. The positive cash flow from financing activity is mainly due to the take-up of other financial obligations for short-term funding.

Group financial statements for quarter 1/2003 pursuant to International Financial Reporting Standards (IAS/IFRS)

Consolidated income statement

€ thousand	Q1/2003	Q1/2002
Sales revenue	596,625	607,737
Electricity sales	486,119	527,000
Eco electricity sales	40,007	n.a.
Grid sales	55,588	67,345
Other items	14,911	13,392
Changes in inventory, own work capitalized and other operating income	41,525	15,062
Electricity, eco electricity and grid purchases	-348,274	-366,661
Fuel expenses and other purchased production services	-37,896	-29,131
Payroll and related expenses	-77,292	-69,733
Depreciation and amortization	41,873	-46,689
Other operating expenses	26,905	-26,994
Operating result	90,952	83,591
Financial result	30,210	-35,798
Profit before tax	121,162	47,793
Taxes on income	-36,648	-14,501
Profit after tax	84,514	33,292
Minority interests	-12,987	-4,837
Group result	71,527	28,455

Consolidated cash flow statement

€ thousand	Q1/2003	Q1/2002
Cash flow from operating activity	155,904	84,651
Cash flow from investment activities	83,592	21,316
Cash flow from financing activities	17,687	-131,109
Changes to cash and cash items	257,243	-25,142
Cash and cash items as of 31.03.	334,752	54,876

Consolidated statement of changes in equity

€ thousand	Share capital	Capital reserves	Profit reserves	Own shares	Total Shareholders' equity
As of 01.01.2003	223,978	10,936	894,856	-7,350	1,122,420
Change in equity, cash flow hedge			138		138
Group result			71,527		71,527
As of 31.03.2003	223,978	10,936	996,521	-7,350	1,194,085

Consolidated balance sheet

€ thousand		
Assets	**31.03.2003**	**31.12.2002**
Non-current assets	6,252,833	**6,554,826**
Intangible assets	11,794	12,392
Property, plant and equipment	4,296,554	4,333,449
Participating interests	467,049	679,812
Other long-term investments	1,477,436	1,529,173
Current assets	626,256	**363,251**
Inventories	23,889	23,872
Receivables and other assets	262,774	255,474
Securities	14,841	16,397
Cash and cash equivalents	324,752	67,508
Total assets	6,879,089	**6,918,077**

€ thousand		
Liabilities	**31.03.2003**	**31.12.2002**
Shareholders' equity	1,194,085	1,122,420
Minority interests	156,195	**140,598**
Long-term liabilities	4,221,580	**4,524,137**
Financial obligations	2,767,216	3,073,870
Provisions and liabilities	1,403,788	1,432,842
Provisions for deferred taxes	50,576	17,425
Short-term liabilities	1,307,229	1,130,922
Financial obligations	916,573	655,791
Provisions	272,481	227,716
Other liabilities	118,175	247,415
Total Liabilities	6,879,089	**6,918,077**

Ratios

Overview of ratios	Unit	Q1/2003	Q1/2002
EBITDA margin	%	22.9	21.4
EBITDA margin excl. external-electricity trade	%	34.1	37.3
EBIT margin	%	15.2	13.8
EBIT margin excl. external-electricity trade	%	22.7	23.8
Earnings per share [1]	€	2.33	0.92
Average no. of shares outstanding [1]	Units	30,737,861	30,787,220
Average no. of employees		2,696	2,840
Hydro coefficient		1.14	1.12

[1] diluted = non-diluted

Group divisions

Generation

Hydropower. The gross electricity output of the hydropower plants of VERBUND-Austrian Hydro Power AG (AHP) came to a total of 5,674 GWh in quarter 1/2003. This is 14.7 % above the long-term average and 8.5 % above quarter 1/2002. The run-of-river plants, due to good water supply, generated 4,257 GWh, which corresponds to a hydro coefficient of 1.16 and/or an increase in production of 4.3 % compared to the same period last year. The storage power plants of AHP, too, were used intensively. During the period under review, they generated 1,417 GWh of electricity (daily-reservoir plants 224 GWh; annual-reservoir plants 1,193 GWh). This is 13.7 % above the normal value and 23.5 % more than in quarter 1/2002.

The damage caused to the power-plant facilities by the flood in August 2002 was, for the most part, rectified, and reliable operations were restored.

The Sindelhoferhöhe power plant, whose plant management was quite difficult due to its exposed location, was transferred to Pichlerwerke Stromversorgungs-GmbH as of February 1, 2003, by assignment of the existing leasing agreement. This transaction constitutes an additional step towards reducing the cost of plant management for AHP power plants.

Thermal power. The gross electricity output of the thermal power plants of VERBUND-Austrian Thermal Power GmbH & Co KG (ATP) came to a total of 2,014 GWh in quarter 1/2003. As a result of a long period of cold weather, generation was 370 GWh above production levels during the same period in 2002, which is equivalent to a production increase of 22.5 %.

Electricity business

Electricity sales in quarter 1/2003 dropped to 18,888 GWh, a decrease of 5.3 % over the previous year. Business with foreign customers decreased by about 20 % in that period. Sales to foreign customers thus account for about 56 % of total sales.

Following quarter 1/2002, activities on the electricity-trading market were scaled back, which explains the current decline. The more high-grade distribution division, however, saw substantial gains (Italy, France: 40 %; Germany: 27 %). The sales expectations for the total year are slightly above previous year's levels.

As for domestic customers, we saw an increase of 23.2 %, particularly as a result of additional market share in the distribution and end-customer business. In addition, the first-time sale of eco-electricity also helped raise sales. Therefore, sales to domestic customers make up about 42 % of total sales.

Due to good water supply, hydropower production was 8.4 % above previous year's levels. Thermal generation, too, was up significantly. Hydraulic generation thus makes up 76.6 % of total generation.

The group's electricity sales in quarter 1/2003 accounted for € 526.1 million and are only slightly below last year's levels (€ 527.0 million).

At € 284.5 million, business with foreign customers makes up 54 % of sales.

Electricity balance sheet							GWh
Generation	**Q1/2003**	**Q1/2002**	**Change**	**Sales**	**Q1/2003**	**Q1/2002**	**Change**
Hydropower plants	6,049	5,580	8.4 %	Provincial utilities	6,049	5,345	13.8 %
Thermal power plants	1,845	1,499	23.1 %	Industry	1,244	1,110	12.1 %
Own generation	**7,894**	**7,079**	**11.5 %**	Eco electricity	625	n.a.	100 %
Provincial utilities	697	749	-6.9 %	**Domestic customers**	**7,952**	**6,455**	**23.2 %**
Eco electricity	610	n.a.	100 %	Own consumption, loss	337	350	-3.7 %
Domestic generation	**9,221**	**7,828**	**17.8 %**	**Domestic sales**	**8,289**	**6,805**	**21.8 %**
Import, trade	9,662	12,114	-20.2 %	Foreign customers	10,574	13,138	-19.5 %
Group generation	**18,863**	**19,942**	**-5.4 %**	**Group sales**	**18,863**	**19,942**	**-5.4 %**

Transmission

In quarter 1/2003, a volume of 8,356 GWh of energy was transported via the extra-high voltage grid of VERBUND-Austrian Power Grid AG (APG). This constitutes a change in the total volume transported of 3 % compared to quarter 1/2002.

Sales revenue from the transmission grid of APG declined to € 61.7 million in quarter 1/2003, as compared to € 77.1 million in the same period in 2002 (that was when post-clearing for grid-use fees went into effect). In addition, revenue was reduced due to the sale of the 110 kV grid to STEWEAG-STEG GmbH from May 2002. As a result of the water supply, the net volume was somewhat reduced.

Cross Border Tariff (CBT). Given its central position within the European grid, the extra-high voltage grid of APG is increasingly used for international electricity trading. Monthly sales are derived for such international transits from the ETSO-CBT compensation fund.

Effective January 1, 2003, the ETSO-CBT agreement was entered into for an additional year in a slightly modified version by the contracting parties. The fee for first-time cross-border transits was halved from € 1.0 to € 0.5 per MWh. Slovenia and the Czech Republic were two additional countries to join the ETSO-CBT agreement. Since the CBT agreement of 2003 is based on the same principles as the agreement in 2002, it can be assumed that APG will be a net recipient again, given its location in Central Europe. In 2002, revenue from the CBT mechanism remaining temporarily with APG amounted to € 3.5 million.

Upgrading and extending the grid. Due to the increased use of the transmission grid as a result of the steadily growing consumption in Austria and the increased use of decentralized eco-electricity plants, extensive project activities are currently underway for the setup of an additional 380 kV line from the south of Burgenland to Kainachtal.

By implementing a comprehensive environmental-impact analysis for the "Styria line", the company takes into account the requirements of environmental protection in its planning process. It is our goal to work very closely with representatives of the region and to implement the line while conserving the environment as much as possible.

The Verbund share

The Verbund share remains stable

Quarter 1/2003 saw a lateral movement in the Verbund share. The Verbund share started the stock-exchange year 2003 with a price of € 81.14. The following three months, its turnover was low, with its share price ranging from € 80.00 to € 85.00. Even the publication of the best group result in the history of Verbund at the end of February failed to send the share price beyond that margin. The Verbund share closed at € 81.25 – almost unchanged. This is equivalent to a slightly positive performance of 0.1 %.

This way, the Verbund share managed to stay clear again of the ongoing bear market on international stock markets. The Dow Jones Industrial Average (DJIA) Index lost 4.2 %; the more broad-based Standard & Poor's (S&P) 500 Index lost 3.6 %, and the Deutsche Aktienindex (DAX) dropped 16.2 %. The Austrian Traded Index (ATX), the index of the leading Austrian companies, however, managed to stem the international tide during the period under review and even grew by 1.1 %. Dow Jones Stoxx 600 Utilities, which is used by Verbund as a benchmark and which is the index of the most important European power-utility shares, however, lost 9.2 %.

Stock ratios

Ratio	Unit	Q1/2003	Q1/2002
Peak price	€	84.50	92.82
Lowest price	€	80.10	81.60
Closing price	€	81.25	88.93
Performance	%	0.14	5.87
Market capitalization	€ million	2,504.13	2,740.82
Weighting ATX	%	[illegible].38	6.53
Stock-exchange turnover	€ million	64.45	150.58
Stock-exchange turnover	Units	[illegible]2,825.69	27,579.65

Relative share price development (01.01.2003 = 100%)



150
140
130
120
110
100
90
80
04-2002
07-2002
10-2002
01-2003
04-2003
Verbund
ATX
DJ Stoxx 600 Utilities

Preliminary capital-market calendar

Event	Location	Date
Interim report quarter 1-2/2003	-	22.07.2003
Press conference (balance sheet)	Vienna	22.07.2003
Meetings with analysts and investors	Vienna	22.07.2003
Meetings with analysts and investors	London	23.-24.07.2003
Meetings with analysts and investors	Paris	25.07.2003
Participation in investors' conference (Erste Bank)	tba	xx.10.2003
Participation in investors' conference Edison Electric Institute	Orlando	27.-29.10.2003
Interim report quarter 1-3/2003	-	04.11.2003
Meetings with analysts and investors	Switzerland	xx.12.2003

Turnover. The Verbund share achieved a market turnover of € 64.45 million in quarter 1/2003. Thus, the Verbund share was, when measured against market turnover, in the top third of the Prime Market, the new trading segment of the Vienna Stock Exchange. On average, 12,853 shares were traded every day.

Market capitalization. As of March 31, 2003, Verbund had the fourth highest valuation of companies listed on the Vienna stock exchange. The total value of the company derived from its market capitalization amounted to € 2,504.1 million as of March 31, 2003; its weighting at the ATX was 5.38 %.

Shareholding structure %


Freefloat
EnBW
TIWAG
WIENSTROM
EVN
Republic of Austria
15,7
6,3
51,0
10,0
10,0

Basic information	
Share capital (€)	223,978,000
Shares (Units)	30,820,000
Stock-market listings	
Vienna	74640
Frankfurt	877738
Berlin	877738
Stuttgart	877738
Hamburg	877738
London	4661607
American Depositary Receipt	OEZVY
Information systems (stock market Vienna)	
Bloomberg	OEEW AV
Datastream	O:VERB
Reuters	VERB.VI
ISIN	AT0000746409
Rating agencies	
Standard & Poor's	A
Moody's	A1

Imprint:

Publisher:
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft),
Am Hof 6a, A-1010 Wien,
phone: (+43-1) 53113-0, fax: (+43-1) 53113-54191,
internet homepage: www.verbund.at
e-mail: investor@verbund.at,

Investor Relations:
Mag. Andreas Wollein
Production, layout and graphics:
Power Agency Kommunikations- und Werbeagentur GmbH,
Wipplingerstraße 32, A-1010 Wien,
phone: (+43-1) 533 13 50, e-mail: office@poweragency.at
Printed by: Astoria Druck- und Verlagsanstalt GmbH, A-1230 Wien